June 11, 2012

Via EDGAR Filing

Mr. Tom Kluck

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE,

Washington, DC 20549

Re:	W. P. Carey Inc.
Amendment No. 2 to the Registration Statement on Form S-4
Filed June 11, 2012
File No. 333-180328

Dear Mr. Kluck:

This letter is submitted on behalf of W. P. Carey Inc. (“W. P. Carey Inc.”), W. P. Carey & Co. LLC (“W. P. Carey”) and Corporate Property Associates 15 Incorporated (“CPA®:15”) in response to the comments that you provided on behalf of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in your letter (the “Comment Letter”) dated May 29, 2012. The responses to the Staff’s comments are set forth below, with each paragraph numbered to correspond to the numbered comments set forth in the Comment Letter. For your convenience, your comments have been reproduced in italics below, together with the responses. Capitalized terms used and not defined herein have the meanings given to such terms in the Registration Statement on Form S-4 (File No. 333-180328) (the “Joint Proxy Statement/Prospectus”).

Concurrently with the submission of this letter, we are filing through EDGAR Amendment No. 2 to the Joint Proxy Statement/Prospectus (“Amendment No. 2”). For your convenience, we will hand deliver three full copies of Amendment No. 2 as well as three copies of Amendment No. 2 that are marked to show all changes made since the filing of Amendment No. 1 to the Joint Proxy Statement/Prospectus on May 4, 2012.

General

1.	Please update the financial information within your prospectus as of and for the period ended March 31, 2012 in accordance with Rule 3-12 of Regulation S-X.

Response:

The financial information has been updated as of and for the period ended March 31, 2012 in accordance with Rule 3-12 of Regulation S-X.

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2.	You anticipate that the annualized distribution rate for the combined entity will be $2.60 per share. Please advise us of the basis for the noted distribution rate.

Response:

The anticipated annualized distribution of $2.60 per share reflects distributions of the minimum estimated REIT net taxable income of the combined company necessary to maintain its REIT qualification, based on leases and debts in place at December 31, 2011. As described in the Section titled “Material Federal Income Tax Considerations – Annual Distribution Requirements” starting on page 316 of Amendment No. 2, as a REIT, W. P. Carey will be required to distribute at least 90% of its REIT taxable income annually. Like most REITs, W. P. Carey’s general policy will be to pay out 100% of its REIT net taxable income so as to not be subject to the income or excise tax on undistributed REIT taxable income; therefore, actual distributions may exceed $2.60 per share.

Summary, page 14

3.	Please revise to disclose the approximate percentage of the resulting company that will be owned by W . P. Carey & Co. LLC’s and CPA 15’s former equity holders.

Response:

The requested disclosure has been added on pages 16 and 234 in response to the Staff’s comment.

Risk Factors, page 35

If we recognize substantial impairment charges on our properties…, page 47

4.	We note your response to prior comment 17 and the added disclosure. Please provide to us a reconciliation of such impairment amounts presented to your audited financial statements.

Response:

The impairment charges disclosed in this risk factor represent the combined impairment charges incurred by W. P. Carey and CPA®:15 for each of those periods. As reflected in the table on page F-47, for the years ended December 31, 2011, 2010 and 2009, respectively, W. P. Carey incurred impairment charges of $10.7 million, $16.8 million and $10.4 million. In addition, as reflected in the table on page F-131, for the years ended December 31, 2011, 2010 and 2009, respectively, CPA®:15 incurred impairment charges of $28.8 million, $25.3 million and $66.6 million.

Background of the Merger and the REIT Conversion, page 56

5.	On page 60 and 67, you indicate that the CPA 15 special committee’s general view was that “other alternatives were likely to be less attractive” than the current merger. Please revise to clarify the level of detail of the other alternatives that the special committee evaluated and/or considered. For instance, were any other parties approached for a possible merger or sale?

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June 11, 2012

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Response:

In response to the Staff’s comment, we have added additional disclosure on pages 19, 60, 63 and 69. We respectfully direct the Staff’s attention to the second full paragraph on page 63 which discusses in detail the liquidity alternatives that were evaluated and/or considered by the CPA®:15 special committee and the reasons why the committee determined that these alternatives were less attractive than the proposed transaction with W. P. Carey. In addition, the risk factor on page 36 captioned “CPA®:15 did not solicit third party bids for the company or its assets and accordingly, the Merger Consideration W. P. Carey Inc. is paying may be less than could be obtained from an unaffiliated third party or parties on an arm’s-length basis” also addresses the Staff’s comment.

6.	We note your response to comments 26 and 50 of our letter dated April 23, 2012, that you will update future filings to reflect the status of any necessary consents or regulatory authorizations. We may have further comments after reviewing your revisions.

Response:

W. P. Carey and CPA®:15 have determined that third party lender consents are required under approximately 10% of their combined outstanding mortgage loans. Each of the two parties has contacted the relevant lenders and the required consents are expected to be obtained in advance of consummation of the Merger. However, failure to obtain such consents will not result in a material adverse change to either W. P. Carey or CPA®:15. In addition, no regulatory approvals are required to consummate the Merger.

W. P. Carey’s Reasons for the Merger and the REIT Conversation and the W. P. Carey Merger, page 65

7.	You indicate that CPA 15 shareholders will receive a 13% premium for their shares. Please revise to clarify if there is a dilutive effect on W. P. Carey equity holders. Also, discuss why the board determined the premium was in the best interest of W. P. Carey equity holders.

Response:

Following the consummation of the Merger, the former equity holders of W. P. Carey and the former stockholders of CPA®:15 will own, respectively, approximately 59% and 41% of the equity interests of the combined company. As a premium is expected to be paid to consummate the Merger, the value per share for former equity holders of W. P. Carey could be reduced immediately after the Merger. However, this was only one of the factors considered by the W. P. Carey board of directors in evaluating the transaction. As disclosed in the Section titled “The Merger and the REIT Conversion – W. P. Carey’s Reasons For the Merger and the REIT Conversion and the W. P. Carey Merger” beginning on page 65, the Merger is expected to be accretive to the former equity holders of W. P. Carey in that, following the Merger, AFFO is expected to increase on a per-share basis. Along these lines, in evaluating the Merger, the W. P.

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Carey board of directors also determined that the premium paid to acquire CPA®:15 was in the best interest of W. P. Carey shareholders because the Merger achieves a number of strategic objectives such as expanding W. P. Carey’s owned real estate assets, increasing its scale and liquidity and improving its growth potential. The requested disclosure has been added in the Summary section on page 16 and page 234 in response to the Staff’s comment.

Opinion of Financial Advisor to W. P. Carey, page 70

8.	Please revise to reflect your response to comment 37 of our letter dated April 23, 2012.

Response:

The requested disclosure has been added on page 72 in response to the Staff’s comment.

9.	For both financial advisory opinions, we note that the advisors used 2012 estimates in reaching the implied ranges. So that investors can understand the reasonableness of this approach, please compare the 2012 estimates with historical figures during the prior two years. If the 2012 estimates represent a significant increase over prior periods, discuss management’s basis for the estimates. Also, if the 2012 estimates are derived in the same manner as the 2011 estimates management uses for budgetary purposes, please tell us how closely the 2011 estimates track actual performance.

Response:

The requested comparison and related disclosure have been added on page 89.

For the information of the Staff, as a general matter CPA®:15 and W. P. Carey do not prepare estimates of FFO or EBITDA for budgetary purposes. As dividend-paying entities, their budgets are primarily based on AFFO. CPA®:15’s and W. P. Carey’s actual 2011 AFFO were each approximately 2% higher than their respective estimated budgets.

10.	We note that both financial advisory opinions evaluate FFO and AFFO. Please revise to clarify if FFO and AFFO figures used are defined the same way by all the selected companies, W .P Carey, and CPA 15.

Response:

The requested disclosure has been added on pages 72 and 82 in response to the Staff’s comment.

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June 11, 2012

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Real Estate Portfolio Appraisal by Robert A. Stanger & Co., Inc., page 91

11.	We note the range of discount rates used. Please disclose the weighted average discount rate used, if possible.

Response:

The requested disclosure has been added on page 92 in response to the Staff’s comment.

Determination of Merger Consideration, page 113

12.	We note your response to comment 52 of our letter dated April 23, 2012. Please revise to compare the fair market value of the property debt with the figure disclosed in CPA 15’s financial statements. Please also identify the third party that determined the fair market value of the property debt and provide a consent or advise us why such disclosure and consent are not required. In addition, please revise to clarify how other liabilities, if any, are incorporated into the calculation disclosed.

Response:

In connection with the quarterly preparation of the periodic financial statements of CPA®:15 (as well as the other CPA REITs), W. P. Carey determines the fair value of the company’s debt by applying selected discount rates to the future stream of debt payments. The discount rates are selected based upon available market data for comparable liabilities which W. P. Carey develops using third-party sources. The $1,259,577 adjustment on page 113 reflected in the calculation of CPA®:15’s NAV as of September 30, 2011 is the fair value of CPA®:15’s debt calculated in connection with the preparation of its financial statements for the quarter ended September 30, 2011 of $1,428,681, adjusted by W. P. Carey to reflect CPA®:15’s proportionate share of non-recourse indebtedness on assets that are consolidated in CPA®:15’s financial statements but are not wholly-owned by CPA®:15. For the information of the Staff, and as described on page 92 under the heading “Real Estate Portfolio Appraisal by Robert A. Stanger & Co., Inc. - Conclusion as to CPA®:15 Portfolio Value,” the real property appraisal also reflects CPA®:15’s ownership percentage of non-wholly owned properties. We have clarified the disclosure on page 113 to better describe the process by which the fair value of CPA®:15’s debt was determined, including deleting the reference to such fair value having been determined by a third party. The fair value was determined by W. P. Carey in the ordinary course in connection with the preparation of CPA®:15’s financial statements (not specifically in connection with the Merger) and then adjusted by W. P. Carey to reflect CPA®:15’s proportionate ownership interests as part of calculating the estimated NAV.

In response to the Staff’s question regarding other liabilities, we respectfully note that other liabilities are immaterial and are incorporated into the Other Net Tangible Assets line item on page 113. A reference to such other liabilities has been added to new footnote 2 to the NAV calculation on page 113.

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June 11, 2012

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13.	Please clarify whether CPA 15’s cash, investments in direct financing leases, equity investments in real estate, and other assets are incorporated into the appraisal or the other net tangible assets line item.

Response:

We respectfully inform the Staff that investments in direct financing leases and equity investments in real estate are included in the appraisal, and cash and other assets are included in the Other net tangible assets line item. The requested disclosure has been added in footnotes to the NAV calculation on page 113 in response to the Staff’s comment.

Information about W. P. Carey, page 124

Lease Revenues, page 154

14.

We note your response to comments 58 and 59 of our letter dated April 23, 2012 that rental trends are not discernible. Please discuss W. P. Carey’s leasing activity for the prior year and this interim quarter. Please compare the rental rates on new and renewed leases to expiring leases and discuss the impact, if any, of concessions or allowances.

Response:

We respectfully inform the Staff that, during 2011, W. P. Carey signed 22 leases totaling approximately 894,173 square feet of leased space. There were four new tenants and 18 lease renewals or short-term extensions with existing tenants. Under the 22 leases, the average new rent was $9.75 per square foot, and the average former rent was $9.06 per square foot. Five of the 22 tenants had tenant improvement allowances or concessions totaling approximately $6.9 million, the majority of which ($6.4 million) related to a lease of a repositioned property to a new tenant.

During the first quarter 2012, W. P. Carey signed six leases totaling approximately 313,290 square feet of leased space. Of these leases, one was with a new tenant and five were lease renewals with existing tenants. The average new rent for these leases was $5.58 per square foot and the average former rent was $6.21 per square foot. There were no tenant improvement allowances or concessions related to any of these leases.

Due to the diversity of the property types and markets, it is not practical to identify trends related to average renewal rents and new tenant rents based upon annual leasing activity. For example, in 2011, average new rents were 8% above the average former rents for the same spaces primarily due to a significant increase generated from the repositioned property described in the first paragraph above. In the first quarter 2012, new rents averaged 10% below average former rents for the same spaces primarily because of two lease rental rate reductions related to properties in soft markets. Tenant improvement concessions or allowances are not frequent, and generally are not a significant use of capital except in cases where an asset is being repositioned, for which we generally are able to obtain additional rent. For these reasons, we continue to believe that there is no discernible trend and no further change has been made with respect to this comment in Amendment No. 2.

U.S. Securities and Exchange Commission

June 11, 2012

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Information About CPA 15, page 177

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 189

Adjusted Cash Flow from Operating Activities, page 213

15.	We note your response to prior comment 65. It appears that each of these adjustments, as well as the metric Adjusted cash flow from operating activities, are non-GAAP measures. Please amend your prospectus to have such disclosures comply with Item 10(e) of Regulation S-K. Specifically:

•	Please include a reconciliation of such adjustments to the most comparable financial measure calculated in accordance with GAAP;

•

Please include discussion as to why management believes the presentation of Adjusted cash flow from operations, as well as each of the adjustments to calculate such non-GAAP measure, provide useful information to investors; and

•	Provide correlating updated disclosures within the section Information about W. P. Carey.

Response:

We draw the Staff’s attention to pages 182-183 and 229-230 where we have provided a reconciliation of Adjusted cash flow from operating activities to GAAP cash flow from operating activities, as well as the disclosures required by Item 10(e) of Regulation S-K. The reconciling items, Distributions received from equity investments in real estate in excess of equity income, net; Distributions paid to noncontrolling interests, net; and Changes in working capital are subtotals of various additions and subtractions of GAAP data to arrive to our non-GAAP measure - Adjusted cash flow from operating activities. According to Item 10(e)(2) of Regulation S-K, “a non-GAAP financial measure is a numerical measure of a registrant’s historical or future financial performance, financial position or cash flows.” We do not present these reconciling adjustment amounts to investors as stand-alone measures of performance, financial position or cash flows; rather, they are subtitles given to the adjustments disclosed on pages 182-183 and 229-230 in connection with our joint venture investments, and as such, we have not provided information as to why these individual reconciling items may be useful to our investors.

W. P. Carey Inc. Unaudited Pro Forma Consolidated Financial Information, page F-2

Notes to Unaudited Pro Forma Consolidated Financial Information, page F-5

Adjustment K, page F-7

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June 11, 2012

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16.	We note your response to prior comment 73 and are unable to agree with your position. Please remove the adjustment that eliminates impairment charges and the allowance for credit losses from your historical financial statements.

Response:

The pro forma financial statements on pages F-5 - F-8 have been revised to reflect the Staff’s comment.

Corporate Property Associates 15 Incorporated Financial Statements

Notes to Consolidated Financial Statements, page F-79

Note 2. Summary of Significant Accounting Policies, page F-79

Out-of-Period Adjustments, page F-79

17.	We note your response to prior comment 74. Although it appears that the adjustments would not be material to an investor given that the purchase price of CPA 15 was determined based upon fair value of the assets and liabilities acquired, please provide a more robust analysis, including specific quantitative financial information supporting your position that the errors are immaterial. Within your response, specifically provide quantitative information regarding FFO, adjusted cash flow from operating activities, and any other metrics management used to assess materiality.

Response:

In addition to the qualitative considerations described in our prior response to comment 74, we respectfully inform the Staff that CPA®:15 evaluated the impact of the out-of-period adjustments recorded during the year ended December 31, 2011, as though they had been reflected in their relevant periods, on pre-tax income, Modified funds from operations (“MFFO”) and Adjusted cash flow from operating activities (“ACFO”) for the relevant periods as follows (dollars in thousands):

As Reflected in CPA®:15’s Form 10-K

	2011	2010	2009	2008	2007
Pre tax income from continuing operations	$84,266	$98,098	$37,343	$86,699	$92,529
MFFO	115,635	117,768	115,838	130,292	111,585
ACFO	141,830	138,333	140,500	127,668	134,551

Correction impact	4,581 (1)	1,634	3,310	(1,176)	(571)

% of pre-tax income	5.4%	1.7%	8.9%	1.4%	0.6%
% of MFFO(2)	0.3%	<0.1%	<0.1%	<0.1%	0.3%
% of ACFO(2)	0.1%	0.1%	<0.1%	<0.1%	<0.1%

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As revised in the Proxy Statement/Prospectus for Discontinued Operations

	2011	2010	2009	2008	2007
Pre tax income from continuing operations	$96,651	$98,718	$36,893	$88,536	$90,618
MFFO	115,635	117,768	115,838	130,292	111,585
ACFO	141,830	138,333	140,500	127,668	134,551
Correction impact	4,581 (1)	1,634	3,310	(1,176)	(571)
% of pre-tax income	4.7%	1.7%	8.9%	1.3%	0.6%
% of MFFO(2)	0.3%	<0.1%	<0.1%	<0.1%	0.3%
% of ACFO(2)	0.1%	0.1%	<0.1%	<0.1%	<0.1%

Note (1): The cumulative correction impact of $4.6 million in 2011 reflects total out-of-period adjustments of $6.5 million as disclosed in Note 2 to the audited consolidated financial statements of CPA®: 15 on page F-107, excluding the increase in lease revenue attributable to discontinued operations of $2.9 million and the related provision for income taxes of $1.0 million. Adjustments totaling $1.4 million relating to the periods 2002-2006 are not reflected in the table above.

Note (2): The adjustments did not have a significant impact on MFFO or ACFO as they involved transactions (i.e. depreciation/impairments, etc) that are excluded from our definitions of these non-GAAP metrics.

Purchase Price Allocation, page F-80

18.	We note your response to prior comment 75. Please tell us management’s definition of a “materially favorable renewal option.” Within your response, please provide to us an analysis of your historical renewal rates supporting your assessment of materiality used to determine the likelihood of a tenant exercising its below-market lease renewal option. Further, please disclose within your filing the process used to assess the likelihood of a tenant exercising its below-market renewal option.

Response:

As of March 31, 2012, CPA®:15 has a limited number of leases that are below market. This is because most of the leases are long term and acquired by CPA®:15 through sale-leaseback transactions. Sale leaseback transactions provide the lessee company with a source of capital that is an alternative to other financing sources and therefore the rents negotiated in these leases are typically at or above market. Further, in most leaseback transactions, the increase in rent is tied to objective indices such as the Consumer Price Index or similar index in the jurisdiction in which the property is located and, therefore, such leases generally remain at market throughout the term.

CPA®:15 defines a “materially favorable renewal option” as an option where the renewal rent is projected to be below the estimated market rent at such time. While the process of determining

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the rent is based on market information, it is not a “fact certain” rent. CPA®:15 determines its estimate of market rent by analyzing a range of possible market rentals for the property’s market. As the Uniform Standards of Appraisal Practice (“USPAP”) does not mandate a level of deviation below market rent in which a renewal option should be considered exercised, management uses its judgment to determine that a renewal option is materially favorable.

CPA®:15 does not consider the historical renewal rates in determining whether the renewal option is materially favorable, as the computation of such liability is derived based on the determined market rent at such time as compared to the contractual renewal options in place at the time of the acquisition. Additionally, given their long term nature, these leases are often extended prior to the renewal option exercise date in conjunction with other lease modifications provided to the tenant, such as funding of tenant build-out or the modification of other lease terms (i.e. removing a property from the leased premises, etc.). With respect to CPA®:15’s observed historical renewal rates, it reviewed properties where the contractual lease rate at the time of acquisition was deemed to be below market. Of these leases, as of March 31, 2012, approximately 69% are still within their original lease term and have not reached the point where the tenant must make a decision on the exercise of a renewal option. The remaining 31% of the leases have been extended beyond their original term as part of their lease modifications.

Note 9. Risk Management and Use of Derivative Financial Instruments, page F-97

Portfolio Concentration Risk, page F-101

19.	We note your response to prior comment 76. We continue to believe that you should provide a sensitivity analysis noting the potential impact to changes in foreign currency exchange rates for your exposure to the Euro and British pound sterling given their impact to your operations. Please provide such disclosure within your prospectus regarding quantitative and qualitative disclosures about market risk; refer to Item 305(a)(ii)(A) of Regulation S-K. Alternatively, if you believe you have no exposure to impacts of changes in foreign currency exchange rates for the currencies noted above, please provide us an analysis supporting your conclusion.

Response:

We have traditionally opted to present our foreign currency exposure in tabular form (presented on page 232) as this option, which is permitted by Item 305(a)(1)(i) of Regulation S-K as an alternative to a sensitivity analysis, allows readers of the table to determine expected cash flows from our instruments sensitive to foreign exchange rate movements (our leases and our debt) for each of the next five years. For each property, its debt obligation is funded by utilizing the same foreign currency as the related lease revenue, forming a natural hedge. We believe the presentation of these two streams by significant currency reflects the net cash flow at risk more meaningfully than a sensitivity analysis. In response to the Staff’s comment, we have updated the disclosure on pages 231-232 to also reflect a sensitivity analysis for the Euro exposure as permitted under the alternative option under Item 305(a)(1)(i).

In responding to the Staff’s comments, W. P. Carey, W. P. Carey Inc. and CPA®:15 each acknowledge that:

•	should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

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•

the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions or comments regarding the foregoing, please contact the undersigned or Christopher P. Giordano, Esq. of DLA Piper LLP (US), counsel to W. P. Carey, at (212) 335-4522.

Very truly yours,

/s/ Mark J. DeCesaris

Mark J. DeCesaris

cc:	Paul Marcotrigiano, Esq.
W. P. Carey & Co. LLC

Christopher P. Giordano, Esq.

Sanjay M. Shirodkar, Esq.

DLA Piper LLP (US)

Kathleen L. Werner, Esq.

Audrey S. Leigh, Esq.

Clifford Chance US LLP